

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 6, 2015

Spencer Schwartz
Chief Financial Officer
Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue,
Purchase, New York 10577

>   **Re: Atlas Air Worldwide Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed on February 12, 2015**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
>   **Filed on July 30, 2015**
>   **File No. 001-16545**

Dear Mr. Schwartz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

Note 9. Income Taxes, page 66

1. Please tell us the facts and circumstances associated with the extraterritorial income tax benefit recognized in each of 2014 and 2013, including the basis for the amount recognized and changes therein. Also, tell us the nature of the reserve applied against such benefits and the amount of the reserve for each year.

Note 11. Segment Reporting, page 70

2.   Please disclose the factors used to identify your reportable segments, including the basis of organization, and whether operating segments have been aggregated. Refer to ASC 280-10-50-21a.

3.   Please provide the disclosures required by ASC 280-10-50-41.

Form 10-Q for the Quarter Ended June 30, 2015

Note 9. Segment Reporting, page 14

4.   You disclose that during the first quarter of 2015 you changed the methodology for allocating certain unallocated expenses to your segments. In this regard, please explain to us the following: (1) the basis for the change; (2) how the new methodology differs from the prior methodology; and (3) and the impact the change had on your segment profitability measure, if any. To the extent the change affected your reported segment profitability measure you are required to provide the disclosures outlined in ASC 280-10-50-29d and 32e in sufficient detail for an investor to clearly understand the nature and effect the change had on your segment profitability measure. Please confirm your understanding of this matter in your response to us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure